Management’s Discussion and Analysis (“MD&A”)

Rogers Cable Inc. (“Cable” or “the Company”) is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). This discussion should be read in conjunction with the Company’s 2002 audited annual Consolidated Financial Statements, including the Notes thereto, and Management’s Discussion and Analysis which are available on SEDAR, EDGAR, the rogers.com website or can be obtained directly from the Company.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended September 30,	2003	2002	% Change

Operating revenue	441,128	404,420	9.1
Operating profit (1)	158,762	131,731	20.5
Loss	(25,000)	(34,419)	(27.4)
Loss (excl. non-recurring items) (2)	(25,000)	(51,727)	(51.7)
Property, plant and equipment expenditures	122,081	163,460	(25.3)

Nine Months Ended September 30,	2003	2002	% Change

Operating revenue	1,298,573	1,173,953	10.6
Operating profit (1)	460,779	383,796	20.1
Loss	(55,618)	(29,400)	89.2
Loss (excl. non-recurring items) (2)	(49,673)	(133,632)	(62.8)
Property, plant and equipment expenditures	335,125	465,414	(28.0)

(1)	Operating profit is defined herein as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes, non-operating items and other non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the cable industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Loss” for a reconciliation of operating profit to operating income and loss under GAAP.

(2)	Non-recurring items for the periods presented are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Loss on repayment of long-term debt	—	(0.8)	0.8	—	(5.9)	(20.9)	15.0	—
Writedown of investments	—	—	—	—	—	(9.5)	9.5	—
Future income tax reduction	—	18.1	(18.1)	—	—	134.6	(134.6)	—

	—	17.3	(17.3)	—	(5.9)	104.2	(110.2)	—

Highlights of the third quarter of 2003 included the following:

•	Quarterly revenue increased 9.1 percent year-over-year driven by a 6.6 percent increase from core cable, and a 29.5 percent increase from Internet, and a slight decrease in Video Stores. This increase in revenue, partially offset by expense growth of 3.5 percent, drove year-over-year quarterly operating profit growth of 20.5 percent.

•	Basic cable subscriber net additions in the quarter of 5,900 compared to net losses of 2,200 in the third quarter of 2002, reflects the Company’s focus on maintaining and growing its base of basic cable subscribers despite ongoing competitive threats from alternative providers. The basic subscriber level of 2,260,900 is unchanged compared to September 30, 2002.

•	Digital household growth remained strong with 35,200 net additions in the quarter, which increased digital household penetration to 21.8 percent of the basic subscriber base, compared to 16.3 percent at the end of the third quarter of 2002.

•	Internet subscribers grew by 39,100 net additions in the quarter, which increased Internet penetration to 23.6 percent of homes passed, compared to 19.3 percent at the end of the third quarter of 2002.

•	The Company announced during the quarter it has added Sportsnet and TSN to its extensive selection of HDTV channels which includes ABC, CBC, NBC, FOX, PBS, CITY TV, The Movie Network and Viewers Choice, pay-per-view.

•	During the quarter, the Company distributed $72.0 million as a return of capital to RCI.

Consolidated Results of Operations for the Third Quarter Ended September 30, 2003

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Core cable revenue	294.1	275.9	18.2	6.6	864.1	814.2	49.9	6.1
Internet revenue	81.7	63.1	18.6	29.5	236.2	173.3	62.9	36.3

Total cable revenue	375.8	339.0	36.8	10.9	1,100.3	987.5	112.8	11.4
Video Stores revenue	66.1	66.6	(0.5)	(0.8)	200.8	190.1	10.7	5.6
Intercompany eliminations	(0.8)	(1.2)	0.4	—	(2.5)	(3.6)	1.1	—

Operating revenue	441.1	404.4	36.7	9.1	1,298.6	1,174.0	124.6	10.6

Operating profit (1)	158.8	131.7	27.1	20.6	460.8	383.8	77.0	20.1
Cable operating profit margin (2)	43.1%	39.5%	3.6%		43.0%	39.9%	3.1%
Video Stores operating profit margin (2)	8.5%	8.9%	(0.4%)		6.8%	6.7%	0.1%

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

(2)	Before deduction of management fees paid to RCI and intercompany eliminations.

The 6.6 percent year-over-year increase in core cable revenue was largely driven by price increases introduced during the past year. Increased rates, combined with increased digital penetration, have served to increase average monthly revenue per core cable subscriber to $43.50 in the third quarter from $40.72 in the third quarter of 2002.

The 29.5 percent increase in Internet revenue was driven by the 27.1 percent year-over-year growth in Internet subscriber levels combined with rate increases put in place over the past year and partially offset by the introduction of the lower-priced Internet Lite service.

Relatively flat year-over-year Video Store revenue reflects a combination of factors during the quarter including power outages experienced in Ontario, forest fires that affected much of British Columbia, and fewer hit movie titles compared to the third quarter of 2002.

Subscriber Results

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Homes passed					3,195.1	3,075.7	119.4	3.9
Basic cable subscribers					2,260.9	2,260.9	—	—
Basic cable, net additions (losses)	5.9	(2.2)	8.1	—	(9.5)	(25.5)	16.0	62.7
Internet subscribers					755.1	594.2	160.9	27.1
Internet, net additions	39.1	53.3	(14.2)	(26.6)	115.7	115.5	0.2	0.2
Digital terminals in service					562.7	418.6	144.1	34.4
Digital terminals, net additions	43.9	67.5	(23.6)	(35.0)	106.6	104.3	2.3	2.2
Digital households					492.1	369.0	123.1	33.4
Digital households, net additions	35.2	63.4	(28.2)	(44.5)	90.6	96.9	(6.3)	(6.5)
VIP customers					637.7	578.3	59.4	10.3
VIP customers, net additions	13.4	26.8	(13.4)	(50.0)	44.7	80.7	(36.0)	(44.6)

The Company continues to focus heavily on enhancing its marketing and retention tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced digital cable and Internet offerings in relation to competing offerings. These efforts were successfully intensified and focused over the past year to reduce and mitigate basic cable subscriber losses, as is evidenced by the significantly reduced year-to-date basic net losses in 2003, compared to 2002, and that the basic subscriber base at the end of the third quarter of 2003 is flat with the same period of 2002.

Basic cable subscriber results in the third quarter, as well as the results in Internet and digital cable, partially reflect third quarter seasonality associated with the return of university students, as well as the timing of marketing and sales initiatives focused on reinstating seasonal customers. In addition, many of the Company’s cable areas are situated in areas of new home development, allowing the Company to capture new subscribers in these areas, which serves to offset losses of subscribers to alternate providers in more mature service areas.

The higher level of digital subscriber additions in the third quarter of 2002 reflects the initial launch of the Incredible Rogers Bundles and changes to the Company’s VIP Customer Loyalty program, both of which occurred during that period. Year-over-year, the digital subscriber household base has grown by 123,097 subscribers or 33.4 percent, to 492,100, resulting in a 21.8 percent penetration of basic cable subscribers.

On a quarterly comparative basis, Internet subscriber net additions in the third quarter of 2002 were aided by the early stages of the launch of the Incredible Rogers Bundles. Year-over-year, the Internet subscriber base has grown by 160,900 subscribers, or 27.1 percent, to 755,100 including scheduled pending connections, resulting in 23.6 percent penetration as a percentage of homes passed.

Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Cable and Internet operating expenses	213.8	205.2	8.6	4.2	627.2	593.0	34.2	5.8
Video Stores operating expenses	60.5	60.7	(0.2)	(0.3)	187.1	177.4	9.7	5.5
Management fees	8.8	8.0	0.8	10.0	26.0	23.4	2.6	11.1
Intercompany eliminations	(0.8)	(1.2)	0.4	(33.3)	(2.5)	(3.6)	1.1	(30.6)

Operating expenses	282.3	272.7	9.6	3.5	837.8	790.2	47.6	6.0

The 3.5 percent quarterly increase in operating expenses is attributable to cost increases in cable and Internet operations, offset by a small decline in Video Store costs. The 4.2 percent operating expense increase in cable operations primarily reflects increased programming costs associated with a larger number of digital subscribers and channels as well as increased operating costs related to the growth in the Internet subscriber base. Customer support and service costs remained relatively unchanged, despite the increase in digital and Internet subscribers, as the Company’s customer-focused initiatives, improved network stability and lower churn levels have resulted in lower activity levels per customer, as the Company has focused on operating and scale efficiencies.

The Video Stores operating expense decline primarily reflects the decrease in cost of sales directly related to the modest decline in sales experienced in the quarter offset by an increased number of locations, which have grown to 276 at September 30, 2003 from 269 at September 30, 2002.

Reconciliation to Net Income (Loss)

Other income and expense items that are required to reconcile operating profit with net income and loss as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating profit (1)	158.8	131.7	27.1	20.6	460.8	383.8	77.0	20.1
Depreciation and amortization	(122.9)	(119.3)	(3.6)	3.0	(363.4)	(358.9)	(4.5)	1.3

Operating income	35.9	12.4	23.5	—	97.4	24.9	72.5	—
Interest on long-term debt	(61.8)	(58.5)	(3.3)	5.6	(180.6)	(152.3)	(28.3)	18.6
Foreign exchange gain (loss)	1.5	(3.7)	5.2	(140.5)	34.8	(1.9)	36.7	—
Dividend income	1.5	1.4	0.1	7.1	4.5	4.0	0.5	12.5
Loss on repayment of long-term debt	—	(0.8)	0.8	(100.0)	(5.9)	(20.9)	15.0	(71.8)
Writedown of investments	—	—	—	—	—	(9.5)	9.5	(100.0)
Other	(0.4)	(1.8)	1.4	(77.8)	0.0	(2.9)	2.9	(100.0)
Income taxes	(1.7)	16.6	(18.3)	(110.2)	(5.8)	129.2	(135.0)	—

Loss	(25.0)	(34.4)	9.4	(27.3)	(55.6)	(29.4)	(26.2)	89.1

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

Depreciation and amortization expense increased 3.0 percent as compared to the third quarter of 2002 with the increase attributable to increased property, plant and equipment (“PP&E”) asset levels primarily related to spending on rebuild activities and customer premise equipment over the past several years.

Interest on Long-Term Debt

The $3.3 million increase in interest expense in the third quarter ended September 30, 2003, as compared to the same period in 2002 is attributable to increased levels of debt. Long-term debt has increased from $2.489 billion at September 30, 2002 to $2.653 billion at September 30, 2003 and is directly related to the financing of PP&E expenditures.

Foreign Exchange

Foreign currency translation gains and losses are recorded as a period gain or loss. In the third quarter of 2003, the Canadian dollar continued to strengthen against the U.S. dollar, which was the primary contributor to the $1.5 million foreign exchange gain recorded by the Company primarily related to the revaluation of unhedged U.S. dollar-denominated debt; this compares to a loss of $3.7 million in the third quarter of 2002.

Income Taxes

During the quarter, the Company recorded a current tax expense of $1.7 million related to Federal Large Corporations Tax expense. In the third quarter of 2002, an $18.1 million future tax reduction was recorded related to the recognition of losses.

Loss Per Share

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Loss	(25.0)	(34.4)	9.4	(27.3)	(55.6)	(29.4)	(26.2)	—
Loss per share	(0.12)	(0.16)	0.04	—	(0.28)	(0.15)	(0.13)	—
Loss (excl. non-recurring items)	(25.0)	(51.7)	26.7	(51.6)	(49.7)	(133.6)	83.9	(62.8)
Loss per share (excl. non-recurring items)	(0.12)	(0.24)	0.12	(50.0)	(0.25)	(0.63)	0.38	(60.3)

The decrease in the quarterly loss per share, excluding non-recurring items over the same quarter of the previous year is a result of improved operating profit and the recognition of foreign exchange gains, offset by increased interest expense.

Property, Plant and Equipment Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Customer premise equipment	51.3	67.6	(16.3)	(24.1)	128.5	171.6	(43.1)	(25.1)
Scaleable infrastructure	19.7	14.2	5.5	38.7	44.8	59.1	(14.3)	(24.2)
Line extensions	12.1	13.1	(1.0)	(7.6)	34.0	38.8	(4.8)	(12.4)
Upgrade and rebuild	29.0	39.3	(10.3)	(26.2)	84.3	127.4	(43.1)	(33.8)
Support capital	8.6	27.6	(19.0)	(68.8)	37.7	63.6	(25.9)	(40.7)

Core cable PP&E expenditures	120.7	161.8	(41.1)	(25.4)	329.3	460.5	(131.2)	(28.5)
Video Stores PP&E expenditures	1.4	1.7	(0.3)	(17.6)	5.8	4.9	0.9	18.4

Rogers Cable PP&E expenditures	122.1	163.5	(41.4)	(25.3)	335.1	465.4	(130.3)	(28.0)

The $41.4 million decline in quarterly PP&E expenditures, compared to the same quarter in 2002, is attributable to reductions in three principle PP&E categories: (1) customer premise equipment (“CPE”), which includes customer equipment and associated installation costs, has decreased due to lower purchase volumes related to reduced levels of customer activations, reductions in modem and digital set-top terminal prices and the strengthening of the Canadian dollar; (2) upgrade and rebuild expenditures, which reflect the completion in several regions of the Company’s fibre-to-the-feeder (“FTTF”) rebuild program, and (3) a reduction in general support capital.

At September 30, 2003, approximately 90 percent of the Company’s cable plant has been upgraded to 750/860 megahertz (“MHz”) FTTF architecture, approximately 96 percent of its plant is capable of transmitting 550 MHz of bandwidth or greater and 95 percent of Cable’s total cable plant is two-way addressable.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the third quarter increased by $26.5 million to $109.2 million from $82.7 million in the third quarter of 2002, reflecting the increased operating profit. Taking into account the changes in working capital, cash flow from operating activities for the quarter increased by $102.9 million to $154.5 million, from $51.6 million in the previous period. Details of the changes in non-cash working capital for the third quarter of 2003 and 2002 are detailed in Note 5 of the Consolidated Financial Statements included herein.

The net funds used during the third quarter totalled approximately $208.3 million, and were comprised of: (1) a capital distribution to RCI of $72.0 million; (2) the purchase of $122.1 million of PP&E; (3) additions to video inventory of $12.8 million, and (4) the payment of $1.5 million in back-to-back preferred share dividends.

As a result of the above, the Company’s cash and cash equivalents decreased in the third quarter by $53.8 million, which, together with the opening cash of $42.2 million, resulted in a closing cash deficiency of $11.6 million.

The Company’s available liquidity at September 30, 2003 was $1.075 billion, represented by availability under its committed bank facility.

Financing

On August 6, 2003, the Company distributed $72.0 million to RCI as a return of capital. This distribution to RCI is permitted under all agreements governing the Company’s outstanding indebtedness.

Risks and Uncertainties

The following represents updates and additions to the risks and uncertainties as detailed in the Company’s annual financial statements, Notes thereto, and Management’s Discussion and Analysis for the year ended December 31, 2002.

Cable requires access to support structures and municipal rights of way in order to deploy facilities. In a recent decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to support structures of hydroelectric companies could be increased. Separately, a number of municipalities have also appealed a decision of the CRTC asserting jurisdiction over the terms and conditions of access to municipal rights of way by telecommunications carriers and broadcast distribution undertakings such as the Company. The Federal Court of Canada has denied this appeal. The municipalities sought leave to appeal to the Supreme Court of Canada. That leave to appeal was recently denied. As a result, the risk of increased municipal access payment has been considerably reduced.

Rogers Cable Inc.
Consolidated Statements of Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars except per share amounts)	2003	2002	2003	2002

Operating revenue	$441,128	$404,420	$1,298,573	$1,173,953
Operating, general and administrative expenses	273,543	264,649	811,822	766,801
Management fees	8,823	8,040	25,972	23,356

Operating income before the following:	158,762	131,731	460,779	383,796
Depreciation and amortization	122,938	119,265	363,448	358,916

Operating income	35,824	12,466	97,331	24,880
Interest:
Long-term debt	(61,823)	(58,512)	(177,754)	(148,914)
Notes payable to Rogers Communications Inc.	(7)	—	(2,858)	(3,409)

	(26,006)	(46,046)	(83,281)	(127,443)
Writedown of investments	—	—	—	(9,500)
Loss on repayment of long-term debt	—	(792)	(5,945)	(20,880)
Foreign exchange gain (loss)	1,507	(3,663)	34,843	(1,862)
Dividend income	1,504	1,438	4,488	3,997
Investment and other income (loss)	(270)	(1,931)	97	(2,960)

Loss before income taxes	(23,265)	(50,994)	(49,798)	(158,648)

Income tax expense (reduction)
Current	1,735	1,525	5,820	5,364
Future	—	(18,100)	—	(134,612)

	1,735	(16,575)	5,820	(129,248)

Loss for the period	$(25,000)	$(34,419)	$(55,618)	$(29,400)

Basic and diluted loss per share (Note 4)	$(0.12)	$(0.16)	$(0.28)	$(0.15)

Rogers Cable Inc.
Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Loss for the period	$(25,000)	$(34,419)	$(55,618)	$(29,400)
Adjustments to reconcile loss to net cash flows from operating activities:
Depreciation and amortization	135,270	132,775	406,896	397,313
Unrealized foreign exchange (gain) loss	(1,209)	854	(31,906)	(1,009)
Loss on repayment of long-term debt	—	792	5,945	20,880
Loss on sale of property, plant and equipment	175	806	68	1,153
Future income taxes	—	(18,100)	—	(134,612)
Writedown of investments	—	—	—	9,500

	109,236	82,708	325,385	263,825
Change in non-cash working capital items (Note 5)	45,312	(31,099)	(8,384)	(98,861)

	154,548	51,609	317,001	164,964

Financing activities:
Issue of long-term debt	25,000	189,000	753,367	2,189,130
Repayment of long-term debt	(25,057)	(151,346)	(421,641)	(1,445,018)
Premium on repayment of long-term debt	—	(1,534)	(5,073)	(21,773)
Proceeds on termination of cross-currency interest exchange agreements	—	24,590	—	141,380
Issue of capital stock to RCI	—	57,602	—	57,602
Capital distribution to RCI	(72,000)	—	(72,000)	—
Issue of notes payable to Rogers Communications Inc.	—	—	9,000	—
Repayment of notes payable to Rogers Communications Inc.	—	—	(213,500)	(485,600)
Dividends paid	(1,504)	(59,038)	(4,488)	(61,597)

	(73,561)	59,274	45,665	374,124

Investing activities:
Additions to property, plant and equipment	(122,081)	(163,460)	(335,125)	(465,414)
Additions to video rental inventory	(12,769)	(15,005)	(37,515)	(41,978)
Additions to deferred charges	—	(1,088)	(6,221)	(28,344)
Proceeds on sale of property, plant and equipment	109	758	909	2,093

	(134,741)	(178,795)	(377,952)	(533,643)

Increase (decrease) in cash and cash equivalents	(53,754)	(67,912)	(15,286)	5,445
Cash and cash equivalents (deficiency), beginning of period	42,164	64,930	3,696	(8,427)

Cash deficiency, end of period	$(11,590)	$(2,982)	$(11,590)	$(2,982)

Supplemental cash flow information:
Interest paid	$51,443	$61,452	$151,664	$141,988
Income taxes paid	634	1,525	4,719	5,364

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Cable Inc.
Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$2,537,760	$2,556,847
Goodwill	926,445	926,445
Other intangible assets	650	1,040
Investments	100,799	100,799
Cash and cash equivalents	—	3,696
Accounts receivable	81,589	91,616
Deferred charges	45,588	50,063
Other assets	66,455	76,272

	$3,759,286	$3,806,778

Liabilities and Shareholders’ Equity
Liabilities
Bank advances	$11,590	$—
Long-term debt (Note 2)	2,652,876	2,353,055
Notes payable to Rogers Communications Inc.	—	204,500
Accounts payable and accrued liabilities	278,775	288,143
Due to parent and affiliated companies	6,342	23,783
Unearned revenue	39,768	35,256

	2,989,351	2,904,737
Shareholders’ equity (Note 3)	769,935	902,041

	$3,759,286	$3,806,778

Rogers Cable Inc.
Consolidated Statements of Deficit

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
(in thousands of dollars)	2003	2002

Deficit, beginning of the period	$(1,894,412)	$(1,647,935)
Loss for the period	(55,618)	(29,400)
Dividends on preferred shares	(4,488)	(3,997)
Dividends on common shares	—	(57,600)
Distribution to 610829 British Columbia Ltd.	—	(124,600)

Deficit, end of the period	$(1,954,518)	$(1,863,532)

Rogers Cable Inc.
Notes to Consolidated Financial Statements
Nine months Ended September 30, 2003 and 2002

These interim unaudited Consolidated Financial Statements do not include all the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the annual audited Consolidated Financial Statements including the Notes thereto for the year ended December 31, 2002.

1.	Basis of Presentation and Accounting Policies:

These interim unaudited consolidated financial statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “Cable” or “the Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

2.	Long-Term Debt:

		Interest	September 30,	December 31,
(in thousands of dollars)		Rate	2003	2002

(i)	Bank credit facilities	Floating	$—	$37,000
(ii)	Senior Secured Second Priority Notes, due 2005	10%	410,933	412,789
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Debentures, due 2007	10%	—	118,167
(v)	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	547,430
(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	471,608	—
(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(viii)	Senior Second Priority Debentures, due 2032	8.75%	312,700	312,700
(ix)	Senior Subordinated Debentures, due 2015	11%	156,812	171,406
(x)	Obligations under capital leases	Various	3,393	3,563

			$2,652,876	$2,353,055

Issued:

In June 2003, the Company issued US$350 million 6.25% Senior Secured Third Priority Notes due 2013.

Redeemed:

In June 2003, the Company redeemed US$74.808 million aggregate principal amount of its 10% Senior Secured Third Priority Debentures due 2007 at a redemption price of 105.00% of the aggregate principal amount.

As a result of the redemption described above, the Company recorded a loss on the repayment of debt in the second quarter of $5.9 million, consisting of a prepayment premium of $5.0 million and the write off of deferred financing costs of $0.9 million.

3.	Shareholders’ Equity:

	September 30,	December 31,
(in thousands of dollars)	2003	2002

Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	2,222,808	2,294,808
100,000 first preferred shares	100,000	100,000
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	2,714,466	2,786,466
Contributed surplus	9,987	9,987
Deficit	(1,954,518)	(1,894,412)

Shareholders’ Equity	$769,935	$902,041

On August 6, 2003, the Company distributed $72.0 million to RCI as a return of capital. This distribution is currently permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common shares has been reduced by the amount of the distribution.

4.	Loss Per Share:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
(in thousands)	2003	2002	2003	2002

Numerator:
Loss for the period	$(25,000)	$(34,419)	$(55,618)	$(29,400)
Less dividends on preferred shares	(1,504)	(1,438)	(4,488)	(3,997)

	$(26,504)	$(35,857)	$(60,106)	$(33,397)

Denominator:
Weighted average shares outstanding - basic and diluted	218,166	218,166	218,166	218,166
Loss per share for the period - basic and diluted	($0.12)	($0.16)	($0.28)	($0.15)

5.	Consolidated Statements of Cash Flows

The changes in non-cash working capital items are as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
(in thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Decrease in accounts receivable	$2,246	$6,391	$10,027	$2,798
Increase (decrease) in accounts payable, accrued liabilities and unearned revenue	36,777	(42,089)	(4,854)	(109,233)
Decrease in other assets	4,916	5,677	3,884	16,040
Increase (decrease) in amounts due to parent and affiliated companies	1,373	(1,078)	(17,441)	(8,466)

	$45,312	$(31,099)	$(8,384)	$(98,861)

6.	Stock-Based Compensation:

In conjunction with the RCI Stock Options Plans, options of RCI are issued to Cable employees. For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share (basic and diluted) would have been reported as the pro forma amounts indicated below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share amounts)	2003	2002	2003	2002

(Based on all issued and outstanding options)
Loss for the period, as reported	$(25,000)	$(34,419)	$(55,618)	$(29,400)
Stock-based compensation expense	(3,320)	(4,036)	(9,450)	(9,727)

Pro forma loss for the period	$(28,320)	$(38,455)	$(65,068)	$(39,127)

Loss per share, as reported - basic and diluted	$(0.12)	$(0.16)	$(0.28)	$(0.15)
Effect of stock-based compensation - basic and diluted	(0.02)	(0.02)	(0.04)	(0.04)

Pro forma loss per share - basic and diluted	$(0.14)	$(0.18)	$(0.32)	$(0.19)

Under the transitional rules, CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-

based compensation expense, for the nine months ended September 30, 2003, would have been $1.7 million (2002 - $0.3 million) and pro forma loss for the nine months ended September 30, 2003 would have been $57.3 million or $0.28 per share (2002 - loss of $29.7 million or $0.15 per share).

The weighted average estimated fair value at the date of the grant for options granted for the nine months ended September 30, 2003 was $10.34 (2002 - $10.59) per share. No options were granted in the three month periods ending September 2003 and 2002. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Nine Months Ended September 30,
	2003	2002

Risk-free interest rate	4.21%	4.80%
Dividend yield	—	—
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	49.75%	48.83%
Weighted average expected life of the options	6.6 years	5 years

For the purposes of pro forma disclosures, the estimated “fair value” of the options is amortized to expense over the options vesting period on a pro-rated straight-line basis.

7.	Related Party Transactions:

(a)	The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries is comprised of the following:

	September 30,	December 31,
(in thousands of dollars)	2003	2002

RCI	$(5,474)	$(23,288)
Rogers Wireless Communications Inc.	146	28
Rogers Media Inc.	(1,014)	(523)

	$(6,342)	$(23,783)

The above amounts reflect short-term intercompany charges for capital and operating expenditures that are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2003	2002	2003	2002

RCI:
Management fees	$8,823	$8,040	$25,972	$23,356
Interest on notes payable	7	—	2,858	3,409
Interest related to capital leases	62	45	186	195

	8,892	8,085	29,016	26,960
Rogers Cable Investment Limited:
Dividends earned	(1,504)	(1,438)	(4,488)	(3,997)
Dividends paid	1,504	1,438	4,488	3,997

	—	—	—	—
Rogers Wireless Communications Inc.
Wireless products and services for resale	3,816	3,085	9,343	9,249
Wireless services	895	543	1,782	1,713
Transmission facilities	(110)	(110)	(330)	(330)
Rent expense	948	809	2,779	2,571
Subscriber activation commissions and customer service	(2,584)	(2,457)	(6,941)	(5,925)

	2,965	1,870	6,633	7,278
Rogers Media Inc.
Access fees	(1,487)	(1,606)	(4,320)	(4,687)
Advertising and production costs	968	750	2,243	2,250
Sales commissions	152	162	594	486
Programming fees	4,395	4,064	13,594	12,607

	4,028	3,370	12,111	10,656
Other
Programming fees paid to broadcasters, accounted for by the equity method	3,893	3,850	12,057	12,210

	3,893	3,850	12,057	12,210

	$19,778	$17,175	$59,817	$57,104

The Company enters into certain transactions in the normal course of business with organizations, the partners or senior officers of which are Directors of the Company. The total amounts paid by the Company to these organizations for the nine months ended September 30, 2003 was $3.3 million (2002 - $0.9 million).

8.	Segmented Information

For the three months ended September 30, 2003	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$375,804	$66,144	$(820)	$441,128
Operating, general and administrative expenses	213,843	60,520	(820)	273,543

Operating income before the undernoted	$161,961	$5,624	$—	$167,585

Management fees				8,823
Depreciation and amortization				122,938

Operating income				35,824
Interest:
Long-term debt				(61,823)
Intercompany				(7)
Intercompany dividends				1,504
Foreign exchange gain				1,507
Investment and other expense				(270)
Income tax expense				(1,735)

Loss for the period				$(25,000)

Property, plant and equipment expenditures	$120,689	$1,392	$—	$122,081

For the three months ended September 30, 2002	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$338,992	$66,627	$(1,199)	$404,420
Operating, general and administrative expenses	205,171	60,677	(1,199)	264,649

Operating income before the undernoted	$133,821	$5,950	$—	139,771

Management fees				8,040
Depreciation and amortization				119,265

Operating income				12,466
Interest:
Long-term debt				(58,512)
Intercompany				—
Intercompany dividends				1,438
Loss on repayment of long-term debt				(792)
Foreign exchange loss				(3,663)
Investment and other expense				(1,931)
Income tax reduction				16,575

Loss for the period				$(34,419)

Property, plant and equipment expenditures	$161,812	$1,648	$—	$163,460

8.	Segmented Information (cont’d)

For the Nine months ended September 30, 2003	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$1,100,230	$200,836	$(2,493)	$1,298,573
Operating, general and administrative expenses	627,204	187,111	(2,493)	811,822

Operating income before the undernoted	$473,026	$13,725	$—	$486,751

Management fees				25,972
Depreciation and amortization				363,448

Operating income				97,331
Interest:
Long-term debt				(177,754)
Intercompany				(2,858)
Intercompany dividends				4,488
Loss on repayment of long-term debt				(5,945)
Foreign exchange gain				34,843
Investment and other income				97
Income tax expense				(5,820)

Loss for the period				$(55,618)

Property, plant and equipment expenditures	$329,321	$5,804	$—	$335,125

Total assets	$3,675,426	83,860	—	$3,759,286

For the Nine months ended September 30, 2002	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$987,400	$190,146	$(3,593)	$1,173,953
Operating, general and administrative expenses	592,965	177,429	(3,593)	766,801

Operating income before the undernoted	$394,435	$12,717	$—	407,152

Management fees				23,356
Depreciation and amortization				358,916

Operating income				24,880
Interest:
Long-term debt				(148,914)
Intercompany				(3,409)
Intercompany dividends				3,997
Loss on repayment of long-term debt				(20,880)
Writedown of investments				(9,500)
Foreign exchange loss				(1,862)
Investment and other expense				(2,960)
Income tax reduction				129,248

Loss for the period				$(29,400)

Property, plant and equipment expenditures	$460,530	$4,884	$—	$465,414

Total assets	$3,667,099	88,253	—	$3,755,352

9.	Guarantees

The Company has made certain warranties and indemnities with respect to the sale of shares of Rogers American Cablesystems Inc. (Cable Alaska) in 2001. These warranties and indemnifications expire in 2005 and are limited to the total purchase price paid being $29.4 million. To date, there have been no claims under the warranties and indemnities and the Company does not anticipate that any will occur.

Cautionary Statement Regarding Forward Looking Information

This filing includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Management’s Discussion and Analysis portion of the Company’s most recent audited annual Consolidated Financial Statements, including the Notes thereto, and Management’s Discussion and Analysis filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.